

March 25, 2022

Christopher Sorrells
Chief Executive Officer
Spring Valley Acquisition Corp.
2100 McKinney Avenue, Suite 1675
Dallas, TX 75201

SPRING VALLEY ACQUISITION CORP.

   Re: Spring Valley Acquisition Corp.
       Amendment No. 2 to Registration Statement on Form S-4
       Filed March 14, 2022
       File No. 333-262053

Dear Mr. Sorrells:

   We have reviewed your amended registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

   Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

   After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our February 25, 2022 letter.

Registration Statement on Form S-4

Effects of the Domestication on U.S. Holders, page 153

1.   We note Exhibit 8.1. Please revise here to identify counsel and to state clearly that the disclosure is counsel's opinion. See Section III.B.2 of Staff Legal Bulletin No. 19.

Unaudited Pro Forma Condensed Combined Financial Information, page 169

2.   You disclose that upon closing, NuScale Equityholders are expected to hold securities exchangeable for an aggregate of 178,064,697 shares of NuScale Corp Class A Common Stock (or Cash). Please revise your disclosure to clarify the facts and circumstances that

will permit the securities to be exchangeable for cash, including the exchange ratio and any other terms of the exchange.   Please also explain to us why you believe equity classification of the shares is appropriate.

You may contact Andi Carpenter at 202-551-3645 or Kevin Stertzel at 202-551-3723 if you have questions regarding comments on the financial statements and related matters. Please contact Erin Donahue at 202-551-6001 or Geoffrey Kruczek at 202-551-3641 with any other questions.

Sincerely,

Division of Corporation Finance
Office of Manufacturing

cc: Matt Pacey